COMMENTS RECEIVED ON 05/01/2020

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Flex Freedom Blend Income Fund, Fidelity Flex Freedom Blend 2005 Fund, Fidelity Flex Freedom Blend 2010 Fund, Fidelity Flex Freedom Blend 2015 Fund, Fidelity Flex Freedom Blend 2020 Fund, Fidelity Flex Freedom Blend 2025 Fund, Fidelity Flex Freedom Blend 2030 Fund, Fidelity Flex Freedom Blend 2035 Fund, Fidelity Flex Freedom Blend 2040 Fund, Fidelity Flex Freedom Blend 2045 Fund, Fidelity Flex Freedom Blend 2050 Fund, Fidelity Flex Freedom Blend 2055 Fund, Fidelity Flex Freedom Blend 2060 Fund, Fidelity Flex Freedom Blend 2065 Fund

POST-EFFECTIVE AMENDMENT NO. 126

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

Example from Fidelity Flex Freedom Blend Income Fund:

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance. During the most recent fiscal year, the fund's portfolio turnover rate was [__]% of the average value of its portfolio.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the market capitalization policy for stocks and disclose corresponding risks if small and mid‐cap stocks will be a principal strategy.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether there are emerging markets issuers and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add maturity and credit quality policies for the funds’ fixed income investments.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. We will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser may also make active asset allocations within other asset classes (such as commodities, high yield debt, floating rate debt, real estate debt, international debt, and emerging markets debt) from 0% to 10% of the fund’s total assets individually, but no more than 25% in aggregate within those other asset classes. Such asset classes are not reflected in the neutral asset allocations reflected in the glide path and pie chart above.”

C:

The Staff requests we include the term “junk bonds” in the description of high yield debt.

R:

The disclosure will be adjusted as follows:

The Adviser may also make active asset allocations within other asset classes (such as commodities, high yield debt (also referred to as junk bonds), floating rate debt, real estate debt, international debt, and emerging markets debt) from 0% to 10% of the fund’s total assets individually, but no more than 25% in aggregate within those other asset classes. Such asset classes are not reflected in the neutral asset allocations reflected in the glide path and pie chart above.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that significant market events have occurred as a result of the coronavirus since the registration statement was filed and requests we consider whether the funds’ disclosures, including risk disclosures, should be revised based on how these events may affect the funds and their investments. If the funds believe that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure will be added to “Fund Basics - Principal Investment Risks”:

Many factors affect each fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance.  A fund's share price changes daily based on the performance of the underlying Fidelity® funds in which it invests. The ability of each fund to meet its investment objective is directly related to its asset allocation among underlying Fidelity® funds and the ability of those funds to meet their investment objectives. If the Adviser's asset allocation strategy does not work as intended, a fund may not achieve its objective. Shareholders should consider that no target date fund is intended as a complete retirement program and there is no guarantee that any single fund will provide sufficient retirement income at or through your retirement. The fund's share price fluctuates, which means you could lose money by investing in the fund, including losses near, at, or after the target retirement date.

 In addition, the following disclosure will be adjusted in each fund’s next filing (new language is underlined; deleted language crossed off):

~~Reforms and~~ Disruption to Financial Markets and Related Government Intervention ~~in the Financial Markets~~. Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. ~~Reforms are ongoing and their effects are uncertain.~~ Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio ~~holdings~~ is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it ~~is not~~ remains uncertain that the U.S. Government or foreign governments will intervene in response to ~~a~~ current or future market disturbances and the effect of any such future intervention cannot be predicted.

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether the expected discontinuation of LIBOR is a principal risk of each fund. If we believe it is not, the Staff requests we explain why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect each fund’s investments.

R:

In light of the factors discussed by the SEC staff in its guidance entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 – Improving Principal Risks Disclosure,” regarding the staff’s observations on principal risk disclosures generally, the funds continue to review their disclosures and update them as appropriate. At this time and given each fund’s potential or actual holdings in funds investing in instruments that reference LIBOR, the continually reducing timeframe within which LIBOR will be discontinued and current market conditions, each fund has determined to add disclosure regarding LIBOR transition risk to its prospectus as part of its annual update. We believe that the risk disclosure being added is appropriate given that the expected impact of the discontinuation is not currently known. The funds will continue to review their disclosures and update them as the impact of the discontinuation of LIBOR becomes more clear.

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Examples from Fidelity Flex Freedom Blend Income Fund:

“[Geographic Concentration in Canada.  Because an underlying fund concentrates its investments in Canada, the underlying fund's performance is expected to be closely tied to social, political, and economic conditions within Canada and to be more volatile than the performance of more geographically diversified funds. In addition, because the underlying fund may invest a significant percentage of assets in certain industries, the underlying fund's performance could be affected to the extent that the particular industry or industries in which the fund invests are sensitive to adverse social, political, economic, currency, or regulatory developments.]

[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]

[Contingent Convertible Securities Risk.  Contingent convertible securities have unique equity conversion or principal write-down features that involve additional risks, which may include cancellation of interest payments by the issuer or a regulatory authority; subordination to other creditors due to either a liquidation or other bankruptcy-related event or a conversion of the security from debt to equity; and a write-down of the security's principal amount.]

["Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.]

["Value" Investing.  "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.]

[Mid Cap Investing.  The value of securities of medium size, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.]

[Small Cap Investing.  The value of securities of smaller, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers.]

[Commodity-Linked Investing.  The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.]

[High Portfolio Turnover.  High portfolio turnover (more than 100%) may result in increased transaction costs and potentially higher capital gains or losses. The effects of higher than normal portfolio turnover may adversely affect the fund's performance.]

[Securities Lending Risk.  Securities lending involves the risk that the borrower may fail to return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, an underlying fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral.]”

C:

The Staff requests we add strategies for concentration in Canada, investing in a subsidiary, contingent convertible securities investing, growth investing, value investing, mid cap investing, small cap investing, commodity-linked investing, high portfolio turnover, and securities lending in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in investments that expose the funds to any of the above mentioned risks, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

10)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“[Hybrid and Preferred Securities Risk. The risks of investing in hybrid and preferred securities reflect a combination of the risks of investing in securities, options, futures, and currencies. An investment in a hybrid or preferred security may entail significant risks that are not associated with a similar investment in a traditional debt or equity security. The risks of a particular hybrid or preferred security will depend upon the terms of the instrument, but may include the possibility of significant changes in the value of any applicable reference instrument. Such risks may depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid or preferred security. Hybrid and preferred securities are potentially more volatile and carry greater market and liquidity risks than traditional debt or equity securities. Also, the price of the hybrid or preferred security and any applicable reference instrument may not move in the same direction or at the same time.]”

C:

The Staff requests we add a summary of the “Hybrid and Preferred Securities Risk” disclosure in the “Principal Investment Risks” section in the “Fund Summary” for each fund.

R:

We believe the risks disclosed under the “Principal Investment Risks” heading in each fund’s Fund Summary section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds. Accordingly, we have not modified disclosure.

11)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add disclosure to the concentration policy to clarify that each fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry,

each fund will take such policy into account in connection with any investment in such underlying fund.